TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION

January 27, 2026

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: **ORGANIGRAM GLOBAL INC.**
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that the Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual and Special Meeting of Security Holders for the subject issuer:

1	ISIN:	CA68617J1003
	CUSIP:	68617J100
2	Date Fixed for the Meeting:	March 30, 2026
3	Record Date for Notice:	February 23, 2026
4	Record Date for Voting:	February 23, 2026
5	Beneficial Ownership Determination Date:	February 23, 2026
6	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	COMMON SHARES
7	Classes or Series of Securities that entitle the holder to vote at the meeting:	COMMON SHARES
8	Business to be conducted at the meeting:	Annual and Special
9	Notice-and-Access:	
	Registered Shareholders:	NO
	Beneficial Holders:	NO
	Stratification Level:	Not Applicable
10	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	NO
11	Issuer paying for delivery to Objecting Beneficial Owners:	YES

Yours truly,
TSX Trust Company

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